

June 16, 2011

Via E-Mail
Amy R. Corbin
Vice President and Controller
Genworth Financial, Inc.
6620 West Broad Street
Richmond, Virginia 23230

Re: **Genworth Financial, Inc.**
Form 10-K for the Fiscal Year Ended December 31, 2010
Filed February 25, 2011
File No. 001-32195

Dear Ms. Corbin:

We have reviewed your May 19, 2011 response to our May 3, 2011 letter and have the following comment. In our comment, we ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe the comment applies to your facts and circumstances, please tell us why in your response. Please furnish us a letter on EDGAR under the form type label CORRESP that keys your response to our comment.

After reviewing the information provided, we may have additional comments and/or request that you amend your filing.

Item 8. Financial Statements and Supplementary Data

Notes to Consolidated Financial Statements

4. Investments, page 212

1. Please refer to your response to comment 3 and specifically the disclosure related to your Structured Securities. You disclose that of the $732 million of unrealized losses related to structured securities that have been in an unrealized loss position for 12 months or more and were more than 20% below cost, $196 million related to other-than-temporarily-impaired securities. Your table indicates that $547 million of the $732 million are securities that are below investment grade. Please provide us additional information to address the following:

- You state that based on your evaluation, the present value of expected cash flows was greater than or equal to the amortized cost of your structured securities. Please clarify that you are assessing impairment at the individual securities level pursuant to ASC 320-10-35-20.
- Please clarify how you evaluated the factors in ASC 320-10-35-33F in determining if a credit loss exists. It is unclear how you considered the length of time and extent to which the fair value has been below amortized cost, any adverse conditions related to the security, failure of the issuer to make scheduled payments and declines in value after the balance sheet date.
- Please clarify how you evaluated the factors in ASC 320-10-35-33G in determining the collectability of a security. Particularly, it is unclear how the financial condition of the issuer was considered.

Please contact James Peklenk, Staff Accountant, at (202) 551-3661 or Mary Mast, Senior Accountant, at (202) 551-3613 if you have any questions regarding the comment. In this regard, do not hesitate to contact me at (202) 551-3679.

Sincerely,

/s/ Jim B. Rosenberg

Jim B. Rosenberg
Senior Assistant Chief Accountant